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TELEPHONE: +1-617-778-9200 FACSIMILE: +1-617-778-9202
Direct Dial Number +1-617-778-9001	E-mail Address kenneth.burdon@stblaw.com

VIA EDGAR

October 7, 2024

Re:	SkyBridge Opportunity Fund LLC, Investment Company Act File No. 811-21190

SkyBridge G II Fund, LLC, Investment Company Act File No. 811-22561

Mr. Jason Fox

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Fox:

On behalf of SkyBridge Opportunity Fund LLC and SkyBridge G II Fund, LLC (collectively, the “Funds”), we herewith transmit the Funds’ response to the telephonic comment provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 25, 2024 regarding the Funds’ Shareholder Reports on Form N-CSR, each filed with the Commission on June 6, 2024 for the Funds’ fiscal years ended March 31, 2024. The Staff’s comment is described below and has been summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Funds. The Funds’ response to the Staff’s comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Reports.

Comment 1

Please indicate by an appropriate symbol each issue of securities whose value was determined using significant unobservable inputs. Please include this as a footnote in the schedule of investments. See Regulation S-X 12-12, footnote 9.

Response	The Funds hereby confirm that the requested change will be made in future Shareholder Reports.

*  *   *

Mr. Jason Fox	October 7, 2024

Please do not hesitate to contact me at (617) 778-9001 if you have comments or if you require additional information regarding the Shareholder Reports.

Respectfully submitted,

/s/ Kenneth Burdon
Kenneth Burdon

cc:	Marie Noble, Esq.

Rajib Chanda, Esq.

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